Exhibit 12


Questar Market Resources, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

The ratios of earnings to fixed charges for 1997, 1998 and 1999 are derived from audited financial statements of Questar Market Resources. The ratios for 1995 and 1996 are from unaudited financial statements.

                                              12 months ended December 31,
                                      1999      1998      1997      1996      1995
                                                 (Dollars in Thousands)
Earnings

Income from continuing operations
before income taxes                  $64,450   $15,706   $49,521   $56,134   $48,991
Less income, plus loss from Canyon
 Creek                                  (231)     (202)     (160)       35      (141)
Plus distribution from Canyon Creek      297       281       334        60       314
Plus loss from Questar WMC                                    65       546       114
Plus debt expense                     17,363    12,631    10,882     8,699     8,299
Plus interest capitalized during
 construction                            357     1,363       604        70        63
Plus interest portion of rental
 expense                                 855       699       556       500       441

                                     $83,091   $30,478   $61,802   $66,044   $58,081

Fixed Charges
Debt expense                         $17,363   $12,631   $10,882    $8,699    $8,299
Plus interest capitalized during
 construction                            357     1,363       604        70        63
Plus interest portion of rental
 expense                                 855       699       556       500       441

                                     $18,575   $14,693   $12,042    $9,269    $8,803

Ratio of Earnings to Fixed Charges      4.47      2.07      5.13      7.13      6.60
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1/  For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges consist of total interest charges, amortization of debt issuance costs and debt discounts, and the interest portion of rental costs (which is estimated at 50%).

2/  Income from continuing operations before income taxes includes
QMR's 50% share of pretax earnings from Blacks Fork.

3/ Distributions from Canyon Creek are included and earnings are excluded because QMR owns less than 50%. QMR's ownership interest in Canyon Creek is 15%.

4/ Write-downs of investment in oil and gas properties reduced income before income taxes of $31million in 1998 and $6 million in 1997.